A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan and Ontario (the "Canadian Offering Jurisdictions") but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus has been filed under legislation in British Columbia, Alberta, Saskatchewan and Ontario that permits certain information about the securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information.  The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions in Canada where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  This prospectus is not an offer to sell these securities in the United States or to a US person and it is not soliciting an offer to buy these securities in the United States or to a US person or in any jurisdiction where the offer or sale is not permitted.  These securities may not be offered or sold in the United States or to a US person without registration under the United States Securities Act of 1933, as amended.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations, Enterra Energy Trust at Suite 2600, 500 - 4th Avenue S. W., Calgary, Alberta, T2P 2V6, phone (403) 263-0262.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering

July 14, 2005

ENTERRA ENERGY TRUST

Trust Units

Purchase Contracts

Warrants

Units

US$500,000,000

We may from time to time offer trust units ("Trust Units"), purchase contracts, warrants, units or other securities of the Trust (collectively, the "Securities") in one or more offerings up to an aggregate offering price of US$500,000,000 (or its equivalent in Canadian dollars or any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective.  The holders of outstanding Securities may also offer and sell Securities pursuant to this Prospectus.

The Securities may be offered at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific terms of any Securities offered will be described in a Prospectus Supplement including, where applicable: (i) in the case of Trust Units, the number of Trust Units offered, the offering price and any other specific terms; (ii) in the case of purchase contracts, the designation, number and terms of the Trust Units to be purchased under the purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Trust Units, any requirements of the purchaser to secure its obligations under the purchase contract and any other specific terms;  (iii) in the case of warrants, the designation, number and terms of the Trust Units purchasable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price dates and periods of exercise, and the currency in which the warrants are issued and any other specific terms; and (iv) in the case of units, the terms of the component securities and any other specific  terms.  The Prospectus Supplement may also include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.  In the case of outstanding Securities being offered and sold for the account of the holder thereof, the holder will be identified in the Prospectus Supplement.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  A Prospectus Supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this Prospectus, and will be deemed to be incorporated by reference into this Prospectus for the purpose of securities legislation as of the date of such Prospectus Supplement and only for the purpose of the offering of such offered Securities to which the Prospectus Supplement pertains.

We have filed an undertaking with each of the securities regulatory authorities in the Canadian Offering Jurisdictions that we will not distribute stock purchase contracts or units that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without pre-clearing with the applicable regulator(s) the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

Our outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "ENT.UN" and the NASDAQ National Market ("NASDAQ") under the symbol "EENC".  The closing prices of the Trust Units on the TSX and NASDAQ on July 13, 2005 were Cdn$31.88 and US$26.48, respectively.

Investing in our Securities involves risks.  It is important for an investor to consider the particular risk factors that may affect our oil and gas industry, and, therefore, the stability of our distributions to holders of Trust Units.  Please see the information under the heading "Risk Factors" beginning on page 15 of this Prospectus and under the headings "Description of the Business of the Trust – Risk Management and Marketing", "Industry Conditions", "Risk Factors" and "Legal Proceedings" in our renewal annual information form dated May 30, 2005 that is incorporated by reference herein for a description of these risks.  These sections also describe our assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

These Securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed on the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offence.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepare our financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies or trusts.

Purchasing, holding or disposing of any of the Securities may subject you to tax consequences both in the United States and Canada.  This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully.  You should read the tax discussion in any applicable Prospectus Supplement.

An investor's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of the Province of Alberta, Canada, a majority of our administrator's directors and executive officers and some or all of the experts named in this Prospectus are residents of Canada, and a significant portion of our assets and all or a significant portion of the assets of such persons are located outside the United States.

The Securities may be sold to or through underwriters or dealers, to one or more other purchasers directly or through agents.  See "Plan of Distribution".  A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds to us, the number of Securities, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.  Unless otherwise specified in a Prospectus Supplement, the offering is subject to approval of certain legal matters on our behalf by Gowling Lafleur Henderson LLP, Calgary, Alberta.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

No registered securities broker or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

- i -

TABLE OF CONTENTS

Page

ABBREVIATIONS AND DEFINITIONS

1

DOCUMENTS INCORPORATED BY REFERENCE

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

5

NON-GAAP MEASURES

6

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

6

ENTERRA ENERGY TRUST

6

SIGNIFICANT ACQUISITIONS

7

USE OF PROCEEDS

7

DESCRIPTION OF TRUST UNITS

7

DISTRIBUTION ON TRUST UNITS

8

DESCRIPTION OF PURCHASE CONTRACTS

9

DESCRIPTION OF WARRANTS

9

DESCRIPTION OF UNITS

11

CERTAIN INCOME TAX CONSIDERATIONS

11

PRICE RANGE AND TRADING VOLUME

12

THE COMMITTED EQUITY FINANCING FACILITY

12

RISK FACTORS

15

PLAN OF DISTRIBUTION

18

SELLING UNITHOLDERS

18

INTEREST OF EXPERTS

19

LEGAL MATTERS

19

PURCHASERS' STATUTORY RIGHTS

19

CERTIFICATE OF THE TRUST

20

- ii -

ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the following meanings:

"ABCA" means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder;

"Administration Agreement" means the Administration Agreement dated September 27, 2004 between Enterra and the Trustee;

"AIF" means the amended renewal annual information form of the Trust dated May 30, 2005 for the year ended December 31, 2004;

"Board" or "Board of Directors" means the board of directors of Enterra or its successors;

"Business Day" means a day, other than a Saturday, Sunday or holiday, in Calgary, Alberta;

"Canadian Offering Jurisdictions" means the provinces of British Columbia, Alberta, Saskatchewan and Ontario;

"Committed Equity Financing Facility" means the US$100,000,000 committed equity financing facility established pursuant to the Kingsbridge Purchase Agreement and the exercise of the Kingsbridge Warrant;

"Enterra" means Enterra Energy Corp., a corporation incorporated under the ABCA and the administrator of the Trust;

"GAAP" means Canadian generally accepted accounting principles;

"Information Circular" means the information circular – proxy statement of the Trust dated April 29, 2005 relating to the annual and special meeting of the Unitholders held on June 7, 2005, other than the sections entitled "Report of Compensation Committee", "Trust Performance Graph" and "Corporate Governance";

"Kingsbridge" means Kingsbridge Capital Limited a corporation incorporated under the laws of the British Virgin Islands;

"Kingsbridge Purchase Agreement" means the Trust Unit Purchase Agreement dated April 22, 2005 between Kingsbridge and the Trust, as amended by the Amendment dated July 6, 2005 between Kingsbridge and the Trust;

"Kingsbridge Warrant" means the warrant issued to Kingsbridge in connection with the Kingsbridge Purchase Agreement, which warrant entitles Kingsbridge to purchase 301,000 Trust Units at a price of US$25.77 per Trust Unit, subject to adjustment, and is exercisable from April 22, 2005 to April 22, 2008;

"MJDS" means the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States;

"NASD" means the National Association of Securities Dealers, Inc.;

"NASDAQ" means the NASDAQ National Market;

"Prospectus" or "this Prospectus" means this short form base shelf prospectus;

"Prospectus Supplement" means a supplement to this Prospectus describing the specific terms of each offering of Securities under this Prospectus;

"Registration Statement" means a registration statement on form F-10 intended to be filed by the Trust with the SEC of which this Prospectus will form a part;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means, collectively, Trust Units, purchase contracts, warrants, units and other securities issued by the Trust;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Trust", "we", "our" or "us" means Enterra Energy Trust, an unincorporated open-ended investment trust organized under the laws of the Province of Alberta, together with its direct and indirect subsidiaries and partnerships;

"Trust Indenture" means the Trust Indenture between Enterra and the Trustee dated October 24, 2003;

"Trust Units" means the trust units of the Trust as constituted at the date of this Prospectus;

"Trustee" means Olympia Trust Company, trustee of the Trust and registrar and transfer agent of the Trust Units;

"TSX" means the Toronto Stock Exchange;

"Unitholders" means the holders of Trust Units;

"US Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

"US Securities Act" means the United States Securities Act of 1933, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations, Enterra Energy Trust at Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, phone (403) 263-0262. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

The following documents of Enterra Energy Trust (the "Trust") and Enterra Energy Corp. ("Enterra"), the predecessor of the Trust, filed with various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference into this Prospectus:

(a)

the AIF;

(b)

the Information Circular;

(c)

the audited consolidated financial statements of the Trust as at and for the financial year ended December 31, 2004 (including the comparative financial statements for 2003 and 2002 contained therein), together with the notes thereto and the auditors' reports thereon;

(d)

the revised management's discussion and analysis of financial condition and results of operations for the annual comparative financial statements referred to in paragraph (c) above;

(e)

the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2005 (including the comparative financial statements contained therein), together with the notes thereto respecting such time and period;

(f)

the management's discussion and analysis of financial condition and results of operations for the interim comparative financial statements referred to in paragraph (e) above;

(g)

the audited consolidated financial statements of High Point Resources Inc. as at and for the financial years ended December 31, 2004 and 2003 (including the comparative financial statements as at and for the year ended December 31, 2002), together with the notes thereto and the auditors' reports thereon;

(h)

the unaudited consolidated financial statements of High Point Resources Inc. as at and for the three months ended March 31, 2005, together with the notes thereto respecting such time and period;

(i)

the audited consolidated financial statements of Rocky Mountain Energy Corp. as at and for the financial year ended January 31, 2004 (excluding the comparative financial statements contained therein), together with the notes thereto and the auditors' report thereon;

(j)

the revised unaudited consolidated financial statements of Rocky Mountain Energy Corp. as at and for the six months ended July 31, 2004 (excluding the comparative financial statements contained therein), together with the notes thereto respecting such time and period;

(k)

the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005, the unaudited pro forma consolidated statement of earnings for the Trust for the three months ended March 31, 2005 and the year ended December 31, 2004, together with the notes thereto and the compilation report thereon, all of which were filed on the Trust's page at the SEDAR website as an "Other Document" on July 13, 2005;

(l)

the material change report of the Trust dated February 10, 2005 with respect to (i) agreements entered into with JED Oil Inc. and JMG Exploration, Inc., (ii) the approval of a joint trading policy applicable to service providers to the Trust, JED Oil Inc. and JMG Exploration, Inc., and (iii) the filing of a statement of claim against three former officers;

(m)

the material change report of the Trust dated March 1, 2005 with respect to the entering into of a letter of intent for the acquisition of Rocky Mountain Gas, Inc.;

(n)

material change report of the Trust dated April 29, 2005 with respect to the Kingsbridge Purchase Agreement; and

(o)

the material change report of the Trust dated June 8, 2005 with respect to the Arrangement and the appointment of a management company and a new Chief Executive Officer and a new Chief Financial Officer.

Any annual information form, material change reports (excluding confidential material change reports), comparative annual financial statements (together with the notes thereto and auditors' reports thereon) and management's discussion and analysis of financial condition and results of operations with respect thereto, comparative interim financial statements and management's discussion and analysis of financial condition and results of operations with respect thereto, and information circulars (excluding those portions that are not required pursuant to Canadian Securities Administrators' National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference herein) filed by us with the securities commissions or similar authorities in the Canadian Offering Jurisdictions subsequent to the date of this Prospectus and before the termination of the offering are deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute or be deemed to constitute a part of this Prospectus, except as so modified or superseded.

Upon a new renewal annual information form and the related annual financial statements and management's discussion and analysis of financial condition and results of operations being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements and their associated management's discussion and analysis, material change reports and information circulars filed prior to the commencement of our financial year in which the new renewal annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offerings of the Securities hereunder.

A Prospectus Supplement containing the specific terms applicable to the issuance of the Securities, including the number of Securities offered, the offering price of such Securities and other information relating to such issuance, will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of such Securities covered by that Prospectus Supplement.

We intend to file with the SEC a Registration Statement relating to the Securities and of which this Prospectus forms a part.  This Prospectus does not contain all of the information that would be set forth in such Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference.  Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained at the office of the SEC described below.

We are subject to the information requirements of the US Exchange Act and in accordance therewith file or furnish reports and other information with or to the SEC.  Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of the provinces of Canada, which requirements are different from those of the United States.  Under the MJDS, we are exempt from the rules under the US Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in section 16 of the US Exchange Act.  The reports and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC.  Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, section 21E of the US Exchange Act, and section 27A of the US Securities Act. Such statements represent our internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or our future economic performance. The use of any of the words "anticipate", "believe" "continue", "estimate", "expect" "intends", "may", "will", "plans" "project", "should", "suggest", "target", "objective" and similar expressions are intended to identify forward-looking statements.  These statements are based on our current expectations and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Trust believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus should not be unduly relied upon.  These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus, as the case may be.

In particular, this Prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to the following, among other matters:

●

the performance characteristics of Enterra's oil and natural gas properties;

●

oil and natural gas production levels;

●

the size of the oil and natural gas reserves;

●

projections of market prices and costs and the related sensitivity of distributions;

●

supply and demand for oil and natural gas;

●

expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

●

expectations as to the effect of acquisitions and the performance of acquired businesses;

●

treatment under governmental regulatory regimes and tax laws; and

●

capital expenditure programs.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below:

●

volatility in market prices for oil and natural gas;

●

changes in currency exchange rates between the Canadian dollar and the US dollar and other currencies;

●

liabilities inherent in oil and gas operations;

●

uncertainties associated with estimating oil and natural gas reserves;

●

competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

●

incorrect assessments of the value of acquisitions;

●

geological, technical, drilling and processing problems;

●

fluctuations in foreign exchange or interest rates and stock market volatility;

●

changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and

●

the other factors discussed under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein.

Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  We disclaim any obligation or intention to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references are to Canadian dollars unless otherwise stated.

NON-GAAP MEASURES

In this Prospectus, and in the documents incorporated by reference herein, the Trust uses the terms "cash flow from operations", "cash flow from operations per unit", "earnings from operations", "payout ratio" and "net backs" as indicators of financial performance and to facilitate comparative analysis.  These measures are not measures recognized by Canadian GAAP and do not have a standardized meaning prescribed by GAAP.  Therefore, these measures, as defined by the Trust (see Enterra’s management discussion and analysis for the definitions of these terms), may not be comparable to similar measures presented by other issuers.  Investors are cautioned that "cash flow from operations" and "cash flow from operations per unit" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.  The Trust considers "cash flow from operations" a key measure of performance, as it demonstrates the Trust's ability to generate the cash flow necessary to fund future distributions and capital investments.  The Trust also considers "net backs" a key measure, as it indicates the performance of the crude oil and natural gas assets.  Cash flow cannot be assured and future distributions may vary.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

We are an unincorporated open-ended investment trust, organized under the laws of the Province of Alberta.  A significant portion of our assets are located in Canada and a majority of our directors and executive officers and the experts named in this Prospectus are residents of Canada.  As a result, it may be difficult for an investor to effect service within the United States upon us or upon such directors, executive officers and experts.  Execution by United States courts of any judgment obtained against us, any of our directors or executive officers or any experts named in this Prospectus in United States courts may be limited to the assets of such persons located in the United States.

ENTERRA ENERGY TRUST

We are an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. Our head and principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

As a result of the completion of a plan of arrangement involving the Trust, Enterra Energy Corp. ("Old Enterra"), Enterra Acquisition Corp. and Enterra Energy Commercial Trust on November 25, 2003, former holders of common shares of Old Enterra received two Trust Units or two exchangeable shares of Enterra Acquisition Corp., in accordance with the elections made by such holders, and Old Enterra became a wholly-owned subsidiary of the Trust.  Old Enterra was subsequently amalgamated with Enterra Acquisition Corp., Big Horn Resources Ltd. and Enterra Sask. Ltd. to form Enterra.

The principal undertaking of the Trust is to issue Trust Units and to acquire and hold debt instruments, royalties and other interests.  The direct and indirect wholly-owned subsidiaries of the Trust carry on the business of acquiring and holding interests in petroleum and natural gas properties and assets related thereto.  See "Description of the Business of the Trust – General" in the AIF.

The Trustee has been appointed as trustee under the Trust Indenture.  The beneficiaries of the Trust are holders of the outstanding Trust Units.  The principal and head office of the Trustee is located at 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6.

SIGNIFICANT ACQUISITIONS

A subsidiary of the Trust completed the acquisition of Rocky Mountain Energy Corp. on September 29, 2004.  Certain financial statements of Rocky Mountain Energy Corp. are incorporated herein by reference.  See "Documents Incorporated by Reference".

A subsidiary of the Trust has entered into an arrangement agreement with High Point Resources Inc. for the acquisition by a subsidiary of the Trust of all of the issued and outstanding common shares of High Point Resources Inc.  For further details, see the material change report of the Trust dated June 8, 2005, which is incorporated herein by reference.  Certain financial statements of High Point Resources Inc. are incorporated herein by reference.  See "Documents Incorporated by Reference".

The unaudited pro forma financial statements of the Trust are incorporated herein by reference.  See "Documents Incorporated by Reference".

USE OF PROCEEDS

Except as otherwise set forth in a Prospectus Supplement, the net proceeds to us from the sale of the Securities will be used for general corporate purposes.  A Prospectus Supplement will contain specific information about the use of proceeds from the sale of the Securities under that Prospectus Supplement.  We may from time to time issue securities otherwise than through the issue of Securities pursuant to this Prospectus.  We will not receive any proceeds from any sale of Trust Units by any selling Unitholder.  See "Selling Unitholders".

DESCRIPTION OF TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, subject to compliance with applicable securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

The Trust Indenture provides that Trust Units and rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, on the recommendation of the Board of Directors, may determine.  The Trust Indenture also provides that Enterra, as administrator of the Trust, may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as Enterra may determine.

Cash distributions are made on a monthly basis to Unitholders based upon the Trust's cash flow.  The Trust's primary sources of cash flow are payments from Enterra and other subsidiaries pursuant to payments of interest on the principal amount of promissory notes.  In addition to such amounts, prepayments in respect of principal on the promissory notes may be made from time to time to the Trust before their maturity.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, exchangeable shares and amendments to the Trust Indenture, see "Additional Information Respecting the Trust" on pages 33 through 41 of the AIF.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Enterra or the Trust.  Holders of Trust Units do not have the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions.  The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability to effect long term growth in the value of the Trust, as well as a variety of market conditions, including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets.  Changes in market conditions may adversely affect the trading price of the Trust Units.  See "Risk Factors" in the AIF.

DISTRIBUTION ON TRUST UNITS

Our distributions are highly dependent on commodity prices, primarily the price of crude oil. We mitigate this risk by hedging some of our oil production. A detailed schedule of our hedging history and current position is set forth under "Description of the Business of the Trust – Risk Management and Marketing – Commodity Price Risk" in the AIF.

Although the payout ratio will vary significantly from month to month, our objective is to pay to Unitholders approximately 80% of the Trust's cash flow from operations over the long term.

We currently have set the level of monthly cash distributions at US$0.16 per Trust Unit.  However, the availability of cash flows for the payment of distributions will at all times be dependent upon a number of factors, including resource prices, production rates and reserve growth, and the Board cannot assure that cash flows will be available for distribution to Unitholders in the amounts anticipated or at all.  See "Risk Factors" in the AIF.

The following table sets forth the amount of monthly cash distributions paid per Trust Unit by the Trust since its creation:

Distribution per Trust Unit (US$)
December 2003(1)	$0.10
January 2004	$0.10
February 2004	$0.10
March 2004	$0.11
April 2004	$0.11
May 2004	$0.11
June 2004	$0.12
July 2004	$0.12
August 2004	$0.12
September 2004	$0.13
October 2004	$0.13
November 2004	$0.13
December 2004	$0.14
January 2005	$0.14
February 2005	$0.14
March 2005	$0.15
April 2005	$0.15
May 2005	$0.15
June 2005	$0.16

Note:

(1)

This distribution was the first cash distribution of the Trust following its creation.

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to Unitholders of record on the immediately preceding distribution record date.

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security.  The recovery of an initial investment in the Trust is at risk and the anticipated return on such investment is based on many performance assumptions.  Although the Trust intends to make distributions of its available cash to holders of Trust Units, these cash distributions may be reduced or suspended.  The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements.  In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be material.  Cash distributions by the Trust to Unitholders are not guaranteed.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of our Trust Units at a future date or dates.  The price per Trust Unit may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts.  We may issue purchase contracts in such amounts and in as many distinct series as we wish.

The applicable Prospectus Supplement may contain, where applicable, the following information about the purchase contracts issued under it:

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the number of Trust Units or the method of determining that number;

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whether the purchase contracts are to be prepaid or not;

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whether the purchase contracts are to be settled by delivery or by reference or linkage to the value, performance or level of our Trust Units;

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any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

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whether the purchase contracts will be issued in fully registered or global form.

The applicable Prospectus Supplement will describe the terms of any purchase contracts.  The preceding description and any description of purchase contracts in the applicable Prospectus Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such purchase contracts.  Trust Units issuable pursuant to purchase contracts also may be qualified by the Prospectus and any Prospectus Supplement filed with respect to purchase contracts will describe the extent to which Trust Units issuable pursuant to the purchase contracts are so qualified or registered.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase Trust Units.  We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities.  Warrants will be issued under one or more warrant agreements between us and the warrant holder(s) or a warrant agent that we will name in the Prospectus Supplement.  Trust Units issuable upon the exercise of warrants also may be qualified by the Prospectus and registered pursuant to the Registration Statement, and any Prospectus Supplement filed with respect to warrants will describe the extent to which Trust Units issuable upon the exercise of the warrants are so qualified or registered.

Selected provisions of the warrants and the warrant agreements are summarized below.  This summary is not complete.  The statements made in this Prospectus relating to any warrant agreement and warrants to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

The Prospectus Supplement relating to any warrants we offer will describe the warrants and include specific terms relating to the offering.  The Prospectus Supplement may include some or all of the following:

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the title or designation of the warrants;

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the aggregate number of warrants offered;

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the designation and number of the Trust Units or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

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the exercise price and currency of the exercise price of the warrants;

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the dates or periods during which the warrants are exercisable;

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the designation and terms of any securities with which the warrants are issued;

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if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

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any minimum or maximum number of warrants that may be exercised at any one time;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

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any other terms of the warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement.  Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

We may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provisions, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

Enforceability

The warrant agent, if any, of warrants will act solely as our agent and will not have any duty or responsibility if we default under the warrant agreements or warrant certificates.  A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other Securities described in this Prospectus in any combination.  Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit.  Thus, the holder of a unit will have the rights and obligations of a holder of each included Security.  The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

The applicable Prospectus Supplement may describe:

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the designation and terms of the units and of the Securities comprising the units, including whether and under what circumstances those Securities may be held or transferred separately;

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any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the Securities comprising the units; and

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whether the units will be issued in fully registered or global form.

The applicable Prospectus Supplement will describe the terms of any units.  The preceding description and any description of units in the applicable Prospectus Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject you to tax consequences both in Canada and the United States.  Although the applicable Prospectus Supplement will describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully.  You should consult your own tax advisor with respect to your particular circumstances.

PRICE RANGE AND TRADING VOLUME

The outstanding Trust Units are traded on the TSX under the trading symbol "ENT.UN" and on the NASDAQ under the symbol "EENC". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX and the NASDAQ for the periods indicated.

	TSX			NASDAQ
	High ($)	Low ($)	Volume (000's)	High (US$)	Low (US$)	Volume (000's)
January 2004	17.25	13.01	236	12.59	10.10	5,901
February 2004	17.80	15.74	270	13.40	11.65	4,446
March 2004	21.00	17.00	138	16.19	12.69	5,670
April 2004	20.70	16.05	139	15.90	11.02	6,123
May 2004	17.58	15.50	45	12.88	11.21	2,975
June 2004	19.10	15.57	91	14.19	11.51	3,088
July 2004	18.99	17.11	17	13.60	12.65	1,651
August 2004	18.60	17.53	426	14.10	13.28	2,259
September 2004	19.08	16.81	302	15.04	13.15	4,284
October 2004	21.49	17.64	187	17.33	14.06	7,380
November 2004	22.88	18.87	149	18.99	15.53	4,684
December 2004	24.00	19.36	202	19.47	16.19	4,176
January 2005	23.65	21.94	41	19.19	17.60	2,132
February 2005	26.80	22.03	983	21.60	17.61	4,917
March 2005	25.14	21.80	165	20.72	18.00	6,205
April 2005	28.84	24.46	215	24.40	20.00	6,746
May 2005	27.73	23.01	447	22.49	18.50	5,829
June 2005	29.34	23.85	928	24.00	19.00	89,437
July 1 to 13, 2005	32.32	29.20	248	26.75	23.57	3,391

The closing prices of the Trust Units on the TSX and NASDAQ on July 13, 2005 were Cdn$31.88 and US$26.48, respectively.

THE COMMITTED EQUITY FINANCING FACILITY

On April 22, 2005, we entered into the Committed Equity Financing Facility with Kingsbridge, pursuant to which Kingsbridge committed, subject to certain significant limitations and conditions precedent, to purchase up to US$100 million of our Trust Units.  Until April 22, 2007, we may, from time to time, at our sole discretion and subject to various limitations and conditions precedent that we must satisfy, require Kingsbridge to purchase newly-issued Trust Units at a price that is 92% of the volume weighted average of the price of our Trust Units for each of the 15 trading days following our election to draw down on the Committed Equity Financing Facility.

As part of this arrangement, we issued the Kingsbridge Warrant.  The exercise price of the Kingsbridge Warrant is adjusted downward by the amount of distributions on the Trust Units while the Kingsbridge Warrant is exercisable but unexercised, to a minimum of US$21.55 per Trust Unit.  The Kingsbridge Warrant also has a cashless exercise feature.

We will exercise our right to draw down the Committed Equity Financing Facility, if and to the extent available, at such times as we deem appropriate.

We can elect to sell Trust Units in amounts up to a maximum of 4% of our market capitalization at the time of the election, provided that in no event can a single election exceed US$25 million.  For each election to sell Trust Units to Kingsbridge, we will select the lowest threshold price at which our Trust Units may be sold, but the threshold price cannot be lower than US$11.04 per Trust Unit.  In addition, we may not sell any Trust Units with respect to any day in the 15-day pricing period in which the price at which Trust Units would be sold under the facility is less than 85% of the volume weighted average trading price during the previous five trading days.

We also may not require Kingsbridge to purchase our Trust Units under the Committed Equity Financing Facility if on each settlement date such purchase would result in Kingsbridge beneficially owning more than 9.9% of our Trust Units.  The 9.9% beneficial ownership limitation is determined on, and based on the amount of our Trust Units outstanding on, each settlement date.  As the number of Trust Units outstanding on each settlement date increases, Kingsbridge may be required to purchase more Trust Units during a draw down period than would have been apparent on the date that we sent the draw down notice to Kingsbridge.  This 9.9% limit includes only Trust Units purchased pursuant to the Committed Equity Financing Facility, Trust Units we may issue as liquidated damages, and Trust Units upon exercise of the Kingsbridge Warrant.  There is no restriction on Kingsbridge's acquisition of Trust Units from other sources, so Kingsbridge may beneficially own more than 9.9% of our Trust Units at any one time.  We do not have any agreement with Kingsbridge regarding the distribution of the Trust Units it may purchase under the Committed Equity Financing Facility, although Kingsbridge has indicated that it intends to promptly sell any Trust Units it receives under the Committed Equity Financing Facility.  Depending on the price of our Trust Units, the 9.9% limit could limit Kingsbridge's obligation to purchase the full US$100 million commitment.

We cannot predict the number of Trust Units that will be issued pursuant to the Committed Equity Financing Facility, in part because the purchase price of the Trust Units will fluctuate based on prevailing market conditions and we have not determined the total dollar amount of Trust Units we will elect to sell.  During the 15 trading day draw down period, Kingsbridge is permitted to sell the Trust Units to be issued with respect to each trading day once the discount purchase price for such day (and therefore the number of Trust Units to be purchased for such day) is determined.  These permitted sales during a draw down period may cause the volume weighted average price of our Trust Units to decline on immediately subsequent days, resulting in the sale of additional Trust Units to Kingsbridge on immediately subsequent days for the same monetary proceeds to us.  The further sale of Trust Units priced on those immediately subsequent days could then cause further price declines, resulting in the sale of increasing numbers of Trust Units for the same monetary proceeds on later days as the draw down period progresses.

The issuance of our Trust Units under the Committed Equity Financing Facility will have no effect on the rights or privileges of existing Unitholders except that the economic and voting interests of each Unitholder will be diluted as a result of such issuance.  Although the number of Trust Units that Unitholders presently own will not decrease, such Trust Units will represent a smaller percentage of our total Trust Units that will be outstanding after such events.  If we satisfy the conditions that allow us to draw down the entire US$100 million available under the Committed Equity Financing Facility, and we choose to do so, then generally, as the market price of our Trust Units decreases, the number of Trust Units we will have to issue upon each draw down on the Committed Equity Financing Facility will increase.  Drawing down upon the Committed Equity Financing Facility when the price of Trust Units is decreasing will have an additional dilutive effect to the ownership percentage of current Unitholders and may result in additional downward pressure on the price of our Trust Units.

The following is a summary of the material conditions that must be met before Kingsbridge is obligated to buy any of our Trust Units pursuant to a draw down, none of which are within the control of Kingsbridge.

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Each of the representations and warranties we made in the Kingsbridge Purchase Agreement must be true and correct in all material respects as of the draw down exercise date and each settlement date as though made at that time.  One of the representations provides that no material and adverse event or series of events has or have occurred affecting our business, operations, properties or financial condition.

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We must have complied in all material respects with our obligations under the Kingsbridge Purchase Agreement and the related registration rights agreement.

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We must have complied with applicable laws in connection with the execution, delivery and performance of the Kingsbridge Purchase Agreement.

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We must continue to qualify as a mutual fund trust under the Income Tax Act (Canada).

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The Registration Statement must be effective and available for use by Kingsbridge.

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We cannot have knowledge of any event more likely than not to cause the Registration Statement to be unavailable to Kingsbridge during the 15-day draw down period.

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Trading in our Trust Units must not have been suspended by the SEC, NASDAQ or the NASD, and trading in securities generally on the NASDAQ must not have been suspended or limited.

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No statute, rule, regulation or injunction can have been enacted, entered, promulgated or endorsed by any court or governmental authority that prohibits the consummation of any of the transactions contemplated by the Kingsbridge Purchase Agreement.

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No proceeding before any arbitrator or governmental authority can have been commenced, and no investigation can have been threatened, against us seeking to enjoin, prevent or change the transactions contemplated by the Kingsbridge Purchase Agreement.

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The number of Trust Units beneficially owned by Kingsbridge, which includes Trust Units that may be issued upon exercise of the Kingsbridge Warrant and in payment of liquidated damages, together with those Trust Units that we propose to sell to Kingsbridge in connection with a draw down, cannot exceed 9.9% of the total amount of our Trust Units that would be outstanding on each settlement date during a draw down period.  This 9.9% limit does not apply to any Trust Units that Kingsbridge may purchase other than through the Kingsbridge Purchase Agreement.

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We must have sufficient Trust Units registered under the Registration Statement to issue and sell such Trust Units in accordance with the applicable draw down notice.

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The Kingsbridge Warrant must have been executed, delivered and issued to Kingsbridge and we must not be in default under the provisions of the Kingsbridge Warrant.

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Kingsbridge must have received an opinion of our legal counsel that is reasonably satisfactory to Kingsbridge and its legal counsel.

During the two-year term of the proposed Committed Equity Financing Facility, without the prior written consent of Kingsbridge, we are prohibited from issuing securities that are, or may become, convertible or exchangeable into Trust Units where the purchase, conversion or exchange price for such Trust Units is determined using a floating or otherwise adjustable discount to the market price of the Trust Units (including pursuant to an equity line or other financing that is substantially similar to an equity line with an investor other than Kingsbridge).

We also entered into a registration rights agreement with Kingsbridge in connection with the Committed Equity Financing Facility.  As contemplated by the registration rights agreement, we intend to file a Registration Statement, of which this Prospectus will be a part, with the SEC relating to the resale by Kingsbridge of Trust Units purchased under the Kingsbridge Purchase Agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge Warrant.  In addition, we are including in the Registration Statement, of which this Prospectus is a part, any Trust Units that we may issue in payment of liquidated damages in the event that a Registration Statement is not available for the resale of Securities purchased by Kingsbridge under the Committed Equity Financing Facility.  The effectiveness of the Registration Statement is a condition precedent to our ability to sell Trust Units to Kingsbridge under the Kingsbridge Purchase Agreement.

During the term of the Committed Equity Financing Facility, Kingsbridge and its affiliates are prohibited from entering into any hedging transaction or engaging in any short selling with respect to our Trust Units.  Kingsbridge may, however, sell the Trust Units to be purchased with respect to each trading day during a draw down period once the purchase price and number of Trust Units for such trading day have been determined, even though such determination will occur up to five trading days before we are required to settle such purchase of Trust Units.  If Kingsbridge elects to make these permitted sales, it will settle these sale positions after it receives the Trust Units from us in accordance with the terms of Kingsbridge's agreements with its resale brokers.  Sales by Kingsbridge of Trust Units purchased from us in a draw down could cause a significant downward pressure on the price of our Trust Units, which could encourage short sales by third parties.  See "Risk Factors".  Such short sales could place additional downward pressure on the price of our Trust Units by increasing the number of Trust Units being sold, which could contribute to the further decline of the price of our Trust Units.

The terms of the Committed Equity Financing Facility require us to pay liquidated damages in the event that a Registration Statement under the US Securities Act is not available for the resale of Securities purchased by Kingsbridge under the Committed Equity Financing Facility.  Except for certain permitted periods of ineffectiveness described below, we are obligated to pay to Kingsbridge an amount equal to the number of Trust Units purchased under the Committed Equity Financing Facility and held by Kingsbridge at the date the Registration Statement becomes unavailable, multiplied by any positive difference in price between the volume weighted average price on the trading day prior to such period of unavailability and the volume weighted average price on the first trading day after the period of unavailability.  We may pay liquidated damages in cash or by issuing Trust Units.

We are permitted to suspend the availability of the Registration Statement for resale of the Trust Units purchased by Kingsbridge if there is material undisclosed information then existing or if we intend to file another Registration Statement with the SEC.  However, we are permitted to suspend the use of the Registration Statement for only up to 30 days, and no more than six times in any 12-month period.  If we exercise this right of suspension within 15 trading days following any settlement date for the purchase of our Trust Units under the Committed Equity Financing Facility, we must pay to Kingsbridge as liquidated damages a percentage of the decline in value, if any, of Trust Units purchased during the most recent draw down period and held by Kingsbridge, as follows:  75% if such notice of suspension is delivered prior to the fifth trading day after a settlement date, 50% if such notice of suspension is delivered on or after the fifth trading day but before the 10th trading day after a settlement date and 25% if such notice of suspension is delivered on or after the 10th and prior to the 15th trading day after a settlement date.  We may, in lieu of paying such amounts, offer to repurchase the Securities held by Kingsbridge for a price equal to the volume weighted average price on the trading day prior to such period of ineffectiveness.  We may also elect to pay such amounts in Trust Units valued at the market value on the first trading day after such permitted suspension ends.

We have agreed to reimburse Kingsbridge for reasonable attorneys' fees and expenses incurred by Kingsbridge in connection with entry into and amendments to our agreements with Kingsbridge, the filing of the registration statement with the SEC and any actions by Kingsbridge to enforce its agreements.  We have also agreed to pay Kingsbridge all reasonable due diligence expenses it incurs during the term of the Kingsbridge Purchase Agreement, up to US$12,800 per calendar quarter.

We have agreed to indemnify Kingsbridge and its partners, affiliates, directors, officers, employees, agents and controlling persons against damages arising out of misstatements or omissions or alleged misstatements or omissions of material fact in the Registration Statement or any prospectus used by Kingsbridge in connection with the resale of Trust Units, or arising out of any breaches by us of any representation, warranty, covenant or agreement contained in our agreements with Kingsbridge.

RISK FACTORS

Set out below are risk factors that prospective investors should consider in addition to the specific risks described in the AIF, which is incorporated by reference herein, in the information contained in the Prospectus Supplement relating to that offering or in other documents incorporated by reference herein.  See "Description of the Business of the Trust – Risk Management and Marketing", "Industry Conditions", "Risk Factors" and "Legal Proceedings" in the AIF.  If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.  Additional risks and uncertainties not currently known to us, or that we currently deem immaterial, may also materially adversely affect our business.

If we do not satisfy the conditions under the Kingsbridge Purchase Agreement, we will be unable to draw down on the Committed Equity Financing Facility.  The potential unavailability of this facility might negatively affect our financing activities.

Under the terms of the Kingsbridge Purchase Agreement, we may, at our sole discretion, sell to Kingsbridge, and Kingsbridge would be obligated to purchase, Trust Units for up to US$100 million in proceeds to us.  We may not sell Trust Units to Kingsbridge, however, unless we satisfy the conditions of the Kingsbridge Purchase Agreement.  See "The Committed Equity Financing Facility".  The price at which we may sell Trust Units under the Kingsbridge Purchase Agreement is based on a discount to the volume weighted average market price of the Trust Units for 15 trading days following each of our elections to sell Trust Units.  For each election, we select the lowest threshold price at which our Trust Units may be sold, but the threshold price cannot be lower than US$11.04 per Trust Unit.  We also may not sell any Trust Units with respect to any day in the 15-day pricing period in which the price at which Trust Units would be sold under the facility is less than 85% of the volume weighted average trading price of the Trust Units during the previous five trading days.  If the market price of the Trust Units falls below US$12.00 per Trust Unit, which after giving effect to the discount would result in a price per Trust Unit lower than the US$11.04 minimum threshold price, or with respect to any period in which the price at which Trust Units would be sold is less than the 85% of the volume weighted average trading price for the five previous trading days, the Committed Equity Financing Facility will not be an available source of financing.

The Kingsbridge Purchase Agreement permits Kingsbridge to terminate the Committed Equity Financing Facility if Kingsbridge determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition, or if any situation occurs that would interfere with our ability to perform any of our obligations under the agreement.

If we are unable to draw down on the Committed Equity Financing Facility, and are otherwise unable to obtain capital from other sources on a timely basis or on terms favourable to us, we may be unable to take advantage of acquisitions or other opportunities, or be forced to scale back our operations or to sell some of our assets.

Each advance under the Committed Equity Financing Facility is limited.  We may not draw down on the Committed Equity Financing Facility when Kingsbridge beneficially owns in excess of 9.9 % of our outstanding Trust Units.  The potential unavailability of this facility might negatively affect our financing activities.

Each draw down election we make is limited to a maximum of 4% of our market capitalization at the time of the election, and cannot in any case exceed US$25 million.  We must also wait at least five trading days after the end of a 15 trading day draw down period before we can commence the next draw down.  In addition, the Committed Equity Financing Facility limits the beneficial ownership of Kingsbridge to 9.9% of our outstanding Trust Units, which percentage includes any Trust Units purchased pursuant to the Committed Equity Financing Facility or that we may issue to Kingsbridge as liquidated damages, or that may be issued upon exercise of the Kingsbridge Warrant.  Depending on the market price of our Trust Units and Kingsbridge's other holdings of our Trust Units, this restriction may limit the maximum amount we can draw down under the Committed Equity Financing Facility.  If Kingsbridge's beneficial ownership were to exceed 9.9% of our outstanding Trust Units, together with the total amount of our Trust Units that would be outstanding upon completion of a draw down, we would not be able to draw down on the Committed Equity Financing Facility until such time as Kingsbridge sells enough of our Trust Units or our number of Trust Units outstanding increases, which may not occur.  Therefore, we may not be able to draw down on the full US$100 million commitment.  The 9.9% limitation on Kingsbridge's beneficial ownership will not prevent Kingsbridge from selling some of its holdings and then receiving additional Trust Units, such that the total number of Trust Units that we may sell to Kingsbridge under the Committed Equity Financing Facility that it may resell under this Prospectus is greater than 9.9% of our outstanding Trust Units.

There are a large number of Trust Units underlying the Committed Equity Financing Facility and otherwise that are being registered in this Prospectus, and the sale or availability for sale of these Trust Units may depress the price of our Trust Units.

To the extent that Kingsbridge sells Trust Units issued under the Committed Equity Financing Facility under this Prospectus, our Trust Unit price may decrease due to the additional selling pressure in the market.  The perceived risk of dilution from sales of Trust Units to or by Kingsbridge or otherwise pursuant to this Prospectus may cause holders of our Trust Units to sell their Trust Units, which could contribute to a decline in our Trust Unit price.

The sale of Trust Units underlying the Committed Equity Financing Facility could encourage short sales by third parties, which could contribute to the future decline of our Trust Unit price.

A significant downward pressure on the price of our Trust Units caused by the sale of material amounts of Trust Units under the Committed Equity Financing Facility could encourage short sales by third parties.  In a short sale, a prospective seller borrows Trust Units from a Unitholder or broker and sells the borrowed Trust Units.  The prospective seller hopes that the Trust Unit price will decline, at which time the seller can purchase Trust Units at a lower price to repay the lender.  The seller profits when the Trust Unit price declines because it is purchasing Trust Units at a price lower than the sale price of the borrowed Trust Units.  Such sales could place downward pressure on the price of our Trust Units by increasing the number of Trust Units being sold, which could contribute to the future decline of our Trust Unit price.

We cannot predict the actual number of Trust Units that we will issue under the Committed Equity Financing Facility in any particular draw down or in total or otherwise under this Prospectus.  The number of Trust Units we will issue under each draw down under the Committed Equity Financing Facility will fluctuate based on the market price of Trust Units over the 15 trading days after we give a draw down notice for each draw down period.

The actual number of Trust Units that we will issue under the Committed Equity Financing Facility in any particular draw down, and in total, is uncertain.  Subject to the limitations in our agreement with Kingsbridge, we have the discretion to draw down funds at any time throughout the term of the Committed Equity Financing Facility, and we have not determined the amount of proceeds, if any, we will seek to raise through the Committed Equity Financing Facility.  Also, the number of Trust Units we must issue after giving a draw down notice will fluctuate based on the market price of our Trust Units over the 15 trading days after we give a draw down notice.  Kingsbridge will receive more Trust Units if our Trust Unit price declines.

During each 15 trading day draw down period, Kingsbridge is permitted to sell the Trust Units to be issued with respect to each trading day once the discount purchase price for such day (and therefore the number of Trust Units to be purchased for such day) is determined.  These permitted sales during a draw down period may cause the volume weighted average price of our Trust Units to decline on immediately subsequent days, resulting in the sale of additional Trust Units to Kingsbridge on immediately subsequent days for the same monetary proceeds to us.  The further sale of Trust Units priced on those immediately subsequent days could then cause further price declines on later days, resulting in the sale of an increasing number of Trust Units for the same monetary proceeds as the draw down period progresses.

Furthermore, Kingsbridge's 9.9% beneficial ownership limitation is determined on, and based on the amount of our Trust Units outstanding on, each settlement date.  As the number of Trust Units outstanding on each settlement date increases, Kingsbridge may be required to purchase more Trust Units during a draw down period than would have been apparent on the date on which we sent the draw down notice to Kingsbridge.

The Committed Equity Financing Facility imposes certain liquidated damages which may impair our liquidity and ability to raise capital.

The terms of the Committed Equity Financing Facility require us to pay liquidated damages in the event that a Registration Statement is not available for the resale of securities purchased by Kingsbridge under the Committed Equity Financing Facility.  These liquidated damages provisions generally require us to pay an amount based on the decline in value, if any, of Trust Units held by Kingsbridge during the time a Registration Statement is unavailable.  See "The Committed Equity Financing Facility" for a further description of these liquidated damages provisions.  The liquidated damages could adversely affect our liquidity or, to the extent we are permitted to and decide to pay such damages through the issuance of Trust Units, cause significant dilution to Unitholders.

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and we may also sell the Securities to one or more other purchasers directly or through agents designated by us from time to time.

The Prospectus Supplement will state the terms of the offering, including the name or names of any underwriters or agents, the purchase price of the Securities, the proceeds to us from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers.  Any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If so indicated in the Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date.  Such contracts will be subject only to the conditions set forth in the Prospectus Supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with us, to indemnification by us against certain liabilities, including liabilities under the Canadian and US securities laws, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.  Such underwriters, dealers and agents may be customers of ours or engage in transactions with or perform services for us in the ordinary course of business.

Selling Unitholders

A selling Unitholder may offer Trust Units using any of the methods described above, through agents, underwriters, dealers or indirect sales.  However, sales in Canada by a selling Unitholder directly to one or more purchasers may only occur if an order is obtained from the relevant securities regulatory authority exempting the selling Unitholder from provincial registration requirements prior to the time of filing of the relevant Prospectus Supplement.  The applicable Prospectus Supplement will describe the selling Unitholder's method of distribution, will name any agent, underwriter or dealer of the selling Unitholder and will describe the compensation to be paid to any of these parties.  See "Selling Unitholders".

SELLING UNITHOLDERS

Trust Units may be sold under this Prospectus by way of a secondary offering by or for the account of certain of our Unitholders, including, from time to time, Kingsbridge.  Kingsbridge may acquire Trust Units from us pursuant to the Committed Equity Financing Facility.  The Prospectus Supplement for or including any offering of Trust Units by selling Unitholders will include the following information:

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the name(s) of the selling Unitholder(s);

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the number of Trust Units owned by each selling Unitholder;

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the number of Trust Units being distributed for the account(s) of the selling Unitholder(s);

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the number of Trust Units to be owned by the selling Unitholder(s) after the distribution and the percentage that number represents of the total number of our outstanding Trust Units;

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whether the Trust Units are owned by the selling Unitholder(s) both of record and beneficially, of record only or beneficially only;

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the date or dates the selling Unitholder(s) acquired the Trust Units; and

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if the selling Unitholder(s) acquired any Trust Units in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Unitholder(s) in the aggregate and on a per Trust Unit basis.

INTEREST OF EXPERTS

As at the date hereof, principals of McDaniel & Associates Consultants Ltd., independent petroleum consultants to the Trust, do not beneficially own any of the outstanding Trust Units.

LEGAL MATTERS

Certain Canadian legal matters relating to the offering of the Securities will be passed upon by Gowling Lafleur Henderson LLP, Calgary, Alberta, and certain US legal matters relating to the offering of the Securities will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington.  As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP and Dorsey & Whitney LLP beneficially own, directly and indirectly, in the aggregate, less than 1% of the outstanding Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST

Dated:

July 14, 2005

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan and Ontario.

ENTERRA ENERGY TRUST by its administrator, ENTERRA ENERGY CORP.

(signed) "E. Keith Conrad"	(signed) "John Kalman"
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP.

(signed) "Herman S. Hartley"	(signed) "Norman W.G Wallace"
Director	Director

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